Exhibit 99.1

2019 PERFORMANCE CONFIRMS STRONG MOMENTUM
2020 GUIDANCE UPGRADING PREVIOUS PLAN ACROSS ALL METRICS

•	Total shipments of 10,131 units, up +9.5%

•	Net revenues of Euro 3,766 million, up +10.1% or +8.2% at constant currency(1)

•	Adj. EBITDA(2) of Euro 1,269 million, up +14.0% with an Adj. EBITDA margin of 33.7%

•	Adj. diluted EPS(2) of Euro 3.71 (+9.1%)

•	Industrial free cash flow(2) generation of Euro 675 million boosted by advances on the Ferrari Monza SP1 and SP2

For the three months ended				(In Euro million,	For the twelve months ended
December 31,				unless otherwise stated)	December 31,
2019	2018	Change			2019	2018	Change
2,376	2,398	(22)	(1%)	Shipments (in units)	10,131	9,251	880	10%
927	845	82	10%	Net revenues	3,766	3,420	346	10%
333	274	59	22%	EBITDA(2)	1,269	1,115	154	14%
333	274	59	22%	Adj. EBITDA(2)	1,269	1,114	155	14%
36.0%	32.4%	+360 bps		Adj. EBITDA margin(2)	33.7%	32.6%	+110 bps
219	195	24	12%	EBIT	917	826	91	11%
219	195	24	12%	Adj.EBIT(2)	917	825	92	11%
23.7%	23.1%	+60 bps		Adj.EBIT margin(2)	24.4%	24.1%	+30 bps
166	191(3)	(25)	(13%)	Net profit	699	787	(88)	(11%)
166	191(3)	(25)	(13%)	Adj. net profit(2)	699	645	54	8%
0.90	1.01	(0.11)	(11%)	Basic earnings per share (in Euro)	3.73	4.16	(0.43)	(10%)
0.90	1.00	(0.10)	(10%)	Diluted earnings per share (in Euro)	3.71	4.14	(0.43)	(10%)
0.90	1.01	(0.11)	(11%)	Adj. basic earnings per share (in Euro)(2)	3.73	3.41	0.32	9%
0.90	1.00	(0.10)	(10%)	Adj. diluted earnings per share (in Euro)(2)	3.71	3.40	0.31	9%

Upgraded 2020 Guidance(4) vs. Plan:
•    Net revenues: > Euro 4.1 billion (from > Euro 3.8 billion)
•    Adj. EBITDA: Euro 1.38-1.43 billion (from > Euro 1.3 billion)
•    Adj. EBIT: Euro 0.95-1.0 billion (from > Euro 0.9 billion)
•    Adj. diluted EPS: Euro 3.90-3.95(5) per share (from > Euro 3.40 (6) per share)
•    Industrial free cash flow: ≥ Euro 0.4 billion (from > Euro 0.4 billion)

[1]	The constant currency presentation eliminates the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges
[2]	Refer to specific note on non-GAAP financial measures
[3]	Net profit and Adj. net profit for the three months ended December 31, 2018 reflected an income tax benefit of Euro 4 million as the result of the final determination of the tax rate for the year
[4]	Compared to the Plan announced at the Capital Markets Day on September 18, 2018
[5]	Calculated using the diluted number of common shares as of December 31, 2019 (186,052 thousand)
[6]	Calculated using the weighted average diluted number of common shares as of June 30, 2018

Maranello (Italy), February 4, 2020 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(7) for the fourth quarter and twelve months ended December 31, 2019.

Shipments(8)(9)

For the three months ended				Shipments	For the twelve months ended
December 31,				(units)	December 31,
2019	2018	Change			2019	2018	Change
1,348	1,046	302	29%	EMEA	4,895	4,227	668	16%
605	811	(206)	(25%)	Americas	2,900	3,000	(100)	(3%)
60	173	(113)	(65%)	Mainland China, Hong Kong and Taiwan	836	695	141	20%
363	368	(5)	(1%)	Rest of APAC	1,500	1,329	171	13%
2,376	2,398	(22)	(1%)	Total Shipments	10,131	9,251	880	10%

Shipments totaled     10,131 units in 2019, up 880 units or +9.5% vs. prior year. This achievement was driven by an 11.2% increase in sales of 8 cylinder models (V8) and a 4.6% increase of 12 cylinder models (V12). Robust deliveries of the Ferrari Portofino and the 812 Superfast, along with the first deliveries of the F8 Tributo, the Ferrari Monza SP1 and SP2, were partially offset by lower volumes from the 488 family, with the 488 GTB and the 488 Spider concluding their lifecycle, partially compensated by the 488 Pista and the 488 Pista Spider.
Mainland China, Hong Kong and Taiwan were up +20.3%, EMEA(9) grew by +15.8%, Rest of APAC(9) increased by +12.9%, while Americas(9) was down -3.3%, reflecting the deliberate geographical rebalancing driven by product phase-in pace and waiting lists.

[7]
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

[8]	Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars
[9]
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended			(Euro million)			For the twelve months ended
December 31,						December 31,
2019	2018	Change			2019	2018	Change
			at constant					at constant
			currency					currency
717	637	13%	11%	Cars and spare parts(10)	2,926	2,535	15%	13%
41	57	(28%)	(28%)	Engines(11)	198	284	(30%)	(30%)
144	126	14%	13%	Sponsorship, commercial and brand(12)	538	506	6%	4%
25	25	3%	1%	Other(13)	104	95	10%	6%
927	845	10%	8%	Total Net Revenues	3,766	3,420	10%	8%

Net revenues for 2019 increased to Euro 3.8 billion, up +10.1% and up +8.2% at constant currency(1). The increase of revenues in Cars and spare parts(10) to Euro 2.9 billion (+15.4% or +13.4% at constant currency(1)) was supported by volume increase of the 488 Pista and 488 Pista Spider, the Ferrari Portofino, the 812 Superfast and the initial deliveries of the F8 Tributo. Revenue growth was also supported by a positive contribution from the Ferrari Monza SP1 and SP2 as well as by personalization programs. This was partially offset by lower sales of the 488 GTB and the 488 Spider, as well as prior year shipments of LaFerrari Aperta and the Ferrari J50. Engines(11) revenues (Euro 198 million, -30.3% also at constant currency(1)) continued to decline, reflecting lower shipments to Maserati. Sponsorship, commercial and brand(12) revenues (Euro 538 million, +6.4% or +4.3% at constant currency(1)) increased due to higher revenues generated by Formula 1 racing activities. Currency – including translation and transaction impacts as well as foreign currency hedges – had a positive impact of Euro 64 million (mainly USD).

[10]	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
[11]	Includes the net revenues generated from the sale of engines to Maserati and the revenues generated from the rental of engines to other Formula 1 racing teams
[12]
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

[13]	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(2) and Adjusted EBIT(2)

For the three months ended				(Euro million)	For the twelve months ended
December 31,					December 31,
2019	2018	Change			2019	2018	Change
			at constant					at constant
			currency					currency
333	274	22%	18%	Adjusted EBITDA(2)	1,269	1,114	14%	9%
219	195	12%	8%	Adjusted EBIT(2)	917	825	11%	5%

2019 Adjusted EBIT(2) was Euro 917 million, +11.2% or +5.1% at constant currency(1) due to higher volumes (Euro 99 million) and a positive Mix / price variance (Euro 78 million). The latter was attributable to the initial deliveries of the Ferrari Monza SP1 and SP2 and to the impact of the personalization programs, while it was partially offset by a negative range product mix as well as prior year shipments of LaFerrari Aperta and the Ferrari J50. Industrial costs / research and development costs increased (Euro 94 million), mainly due to product innovation activities and Formula 1, higher operational startup expenses in connection with the introduction of new models as well as higher depreciation and amortization of fixed assets. SG&A (up Euro 20 million) reflected new product launches and the Company’s organizational development. Other (down Euro 21 million) decreased due to lower engine sales to Maserati and other supporting activities.

Financial charges in the year increased to Euro 42 million, up Euro 19 million compared to 2018, also reflecting the cost of the cash tender offer on part of the euro bonds outstanding, executed in July.

The tax rate in the year was 20%, mainly attributable to the combined effects of Patent Box and the deduction related to the hyper and super-depreciation of fixed assets in accordance with tax regulation in Italy.

As a result of the items described above, Adjusted diluted earnings(2) per share for the year reached Euro 3.71, up +9.1% vs. prior year.

Industrial free cash flow(2) for the year ended December 31, 2019, was Euro 675 million, mainly driven by Adjusted EBITDA(2) and the positive impact on working capital generated by the collection of advances on the Ferrari Monza SP1 and SP2, partially offset by capital expenditures of Euro 706 million, financial charges and income taxes.

Net Industrial Debt(2)(14) as of December 31, 2019, was Euro 337 million, compared to Euro 370 million as of December 31, 2018. During 2019, a total worth of Euro 387 million of share repurchases and Euro 195 million dividend distribution were accomplished. Lease liabilities per IFRS 16 as of December 31, 2019, were Euro 60 million.

Upgraded 2020 Guidance
Compared to the plan announced at the Capital Markets Day on September 18, 2018:

(€B, unless otherwise stated)	2020 PLAN	2020 GUIDANCE
NET REVENUES	>3.8	>4.1
ADJ. EBITDA (margin %)	>1.3 ~34%	1.38-1.43 ≥34%
ADJ. EBIT (margin %)	>0.9 ~24%	0.95-1.0 ~24%
ADJ. DILUTED EPS (€)	>3.40(6)	3.90-3.95(5)
IND. FCF	>0.4	≥0.4

2019 highlights

Ferrari F8 Tributo:
Successfully presented at the Geneva Motor Show on March 5, 2019, the Ferrari F8 Tributo represents the most powerful V8 in the Prancing Horse history for a non-special series car and sets the benchmark not just for turbos but for engines across the board. The F8 Tributo delivers its 720 cv without the slightest hint of a turbo lag and produces an evocative soundtrack. Instantaneous power is matched by exceptional handling due to the car’s advanced vehicle dynamics.

[14]	Net Industrial Debt redefined as Net Debt less Net Debt of Financial Services Activities

Ferrari’s V8 takes its fourth consecutive International Engine & Powertrain of the Year award
On May 22, 2019, the 21st edition of the International Engine & Powertrain of the Year saw Ferrari triumph again, taking the overall title with its 720 cv, 3.9-litre V8 for the fourth year running, a feat never achieved by any other engine in the history of the awards.

Ferrari SF90 Stradale – “Beyond Imagination”
On May 29, 2019, Ferrari introduced a new chapter in its history with the introduction of its first series production PHEV (Plug-in Hybrid Electric Vehicle), the SF90 Stradale. The new top of the range model is revolutionary on every level and represents a true paradigm shift delivering unprecedented performance for a new series-production car. Statistics such as 1,000 cv, a weight-to-power ratio of 1.57 kg/cv and 390 kg of downforce at 250 km/h speak volumes regarding the SF90 Stradale’s characteristics.

Cash tender offers on certain series of euro notes issued by Ferrari N.V.
On July 4, 2019, Ferrari N.V. announced its intention to purchase its Euro 700,000,000 0.250 per cent. Notes due 16 January 2021 and Euro 500,000,000 1.500 per cent. Notes due 16 March 2023 for cash up to a maximum aggregate nominal amount of Euro 250,000,000 (the “Offer”).
Pursuant to the Offer, on July 12, 2019, the Company increased the maximum aggregate nominal amount to Euro 315,395,000 and accepted for purchase valid tenders for an aggregate nominal amount of Euro 200,000,000 of the 2021 Notes and Euro 115,395,000 of the 2023 Notes. After July 16, 2019 (Settlement Date), the nominal amount outstanding is Euro 500,000,000 for the 2021 Notes and Euro 384,605,000 for the 2023 Notes.

Ferrari takes the Red Dot: Best of the Best award for the Monza SP1
On July 8, 2019, the award ceremony of the Red Dot Award: Product Design 2019 took place in Essen, Germany. Ferrari received two prestigious accolades: the Red Dot: Best of the Best award for the Monza SP1 and an honorary recognition for the design team.

Ferrari N.V. taps the US Private Placements market with a Euro 300 million offering in two tranches of 10 and 12 year maturities
On July 31, 2019, Ferrari N.V. announced it completed a private placement to certain US institutional investors of Euro 150,000,000 aggregate principal amount of 1.12% senior notes due 2029 and Euro 150,000,000 aggregate principal amount of 1.27% senior notes due 2031.

Universo Ferrari – the first event dedicated exclusively to Ferrari in its hometown
On September 2, 2019, the first exhibition dedicated to the world of Ferrari in Maranello, Universo Ferrari, opened its doors. Over 14,000 customers, prospects and Ferrari enthusiasts visited the Universo Ferrari during the entire month of September, having the chance to experience the many facets of the marque in a holistic manner.

The Ferrari 812 GTS and the Ferrari F8 Spider
On September 9, 2019, the Company unveiled the 812 GTS, which made its return 50 years after the debut of the last sport front-mounted V12 spider. The model was revealed during the Universo Ferrari event held in Maranello. The exhibition was also the stage for the launch of the F8 Spider, the new generation drop-top sports car equipped with the most successful mid-rear-mounted V8 in history.

Brand Diversification Strategy
On November 4, 2019, during the Q3 2019 earnings call, management presented a synopsis of Ferrari’s finalized brand diversification strategy.

The Ferrari Roma – “La Nuova Dolce Vita”
On November 13, 2019, the Ferrari Roma was revealed during a dedicated client event held in Italy’s iconic capital. The new mid-front-engined 2+ coupé features refined proportions and timeless design combined with unparalleled performance and handling. Not only is the Ferrari Roma an icon of Italian design, but it also represents the pinnacle of performance in this category thanks to its turbo-charged V8 from the family of engines that has won the overall International Engine of the Year award four years running.

Ferrari N.V. signs a new syndicated revolving credit facilities
On December 11, 2019 Ferrari signed a Euro 350 million unsecured committed revolving credit facility intended for general corporate and working capital purposes (the “New RCF”). This facility replaces the previous Euro 500 million committed revolving credit facility due November 2020, which was cancelled the same day. The New RCF provides a lower cost of capital as compared to the prior facility and confirms the support that Ferrari receives from a large panel of international key relationship banks. Its lower size reflects an overall evaluation of the optimal capital structure of the Company going forward.

Subsequent events:
Under the common share repurchase program, from January 1, 2020, to January 31, 2020, the Company has purchased a further 159,125 common shares for a total consideration of Euro 24.5 million. At January 31, 2020, the Company held in treasury an aggregate of 8,799,301 common shares. As of the same date, the Company held 3.42% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

On January 22, 2020, Ferrari was awarded the title of world’s strongest brand for the second consecutive year by Brand Finance, the leading international independent brand valuation and strategy consultancy.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “Upgraded 2020 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid and electric technology more broadly into Group’s car portfolio over time; product warranties, product recalls and liability claims; the adequacy of its insurance coverage to protect the Group against potential losses; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2019	2018		2019	2018
253	236	Capital expenditures	706	639
102	102	of which capitalized development costs(15) (A)	330	318
136	131	Research and development costs expensed (B)	559	528
238	233	Total research and development (A+B)	889	846
46	30	Amortization of capitalized development costs (C)	140	115
182	161	Research and development costs as recognized in the consolidated income statement (B+C)	699	643

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

[15]	Capitalized as intangible assets.

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2019	2019 at		2019	2019 at
	constant			constant
	currency			currency
717	710	Cars and spare parts	2,926	2,876
41	41	Engines	198	198
144	143	Sponsorship, commercial and brand	538	530
25	25	Other	104	101
927	919	Total Net Revenues	3,766	3,705

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2019		2019
219	EBIT	917
219	Adjusted EBIT	917
4	Currency (including hedges)	47
215	EBIT at constant currency	870
215	Adjusted EBIT at constant currency	870

For the three months ended	(Euro million)	For the twelve months ended
December 31,		December 31,
2019		2019
333	EBITDA	1,269
333	Adjusted EBITDA	1,269
4	Currency (including hedges)	47
329	EBITDA at constant currency	1,222
329	Adjusted EBITDA at constant currency	1,222

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2019	2018	Change		2019	2018	Change
166	191(3)	(25)	Net profit	699	787	(88)
43	(4)	47	Income tax expense / (benefit)	176	16	160
10	8	2	Net financial expenses	42	23	19
114	79	35	Amortization and depreciation	352	289	63
333	274	59	EBITDA	1,269	1,115	154
4	-	4	of which positive impact from IFRS 16 (simplified approach)	17	-	17

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2019	2018	Change		2019	2018	Change
333	274	59	EBITDA	1,269	1,115	154
-	-	-	Release of charges for Takata airbag inflator recalls	-	(1)	1
333	274	59	Adjusted EBITDA	1,269	1,114	155

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2019	2018	Change		2019	2018	Change
219	195	24	EBIT	917	826	91
-	-	-	Release of charges for Takata airbag inflator recalls	-	(1)	1
219	195	24	Adjusted EBIT	917	825	92

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the twelve months ended
December 31,				December 31,
2019	2018	Change		2019	2018	Change
166	191(3)	(25)	Net profit	699	787	(88)
-	-	-	Release of charges for Takata airbag inflator recalls (net of tax effect)	-	(1)	1
-	-	-	Patent Box benefit for the period 2015-2017	-	(141)	141
166	191(3)	(25)	Adjusted net profit	699	645	54

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the twelve months ended
December 31,				December 31,
2019	2018	Change		2019	2018	Change
0.90	1.01	(0.11)	Basic EPS	3.73	4.16	(0.43)
-	-	-	Release of charges for Takata airbag inflator recalls (net of tax effect)	-	(0.01)	0.01
-	-	-	Patent Box benefit for the period 2015-2017	-	(0.74)	0.74
0.90	1.01	(0.11)	Adjusted basic EPS	3.73	3.41	0.32
0.90	1.00	(0.10)	Diluted EPS	3.71	4.14	(0.43)
-	-	-	Release of charges for Takata airbag inflator recalls (net of tax effect)	-	(0.01)	0.01
-	-	-	Patent Box benefit for the period 2015-2017	-	(0.74)	0.74
0.90	1.00	(0.10)	Adjusted diluted EPS	3.71	3.40	0.31

Basic and diluted EPS(16)

For the three months ended			(Euro million, unless otherwise stated)	For the twelve months ended
December 31,				December 31,
2019	2018	Change		2019	2018	Change
167	190(3)	(23)	Net profit attributable to the owners of the Company	696	785	(89)
185,492	188,294		Weighted average number of common shares (thousand)	186,767	188,606
0.90	1.01	(0.11)	Basic EPS (in Euro)	3.73	4.16	(0.43)
186,260	189,081		Weighted average number of common shares for diluted earnings per common share (thousand)	187,535	189,394
0.90	1.00	(0.10)	Diluted EPS (in Euro)	3.71	4.14	(0.43)

[16]
For the three and twelve months ended December 31, 2019 and 2018 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans (assuming 100 percent of the related awards vested).

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Dec. 31, 2019	Sept. 30, 2019	Jun. 30, 2019	Mar. 31, 2019	Dec. 31, 2018
Debt	(2,090)	(2,108)	(2,048)	(2,064)	(1,927)
of which leased liabilities as per IFRS 16 (simplified approach)	60	63	63	63	-
Cash and cash equivalents	898	871	881	1,062	794
Net Debt	(1,192)	(1,237)	(1,167)	(1,002)	(1,133)
Net Debt of Financial Services Activities	(855)	(868)	(814)	(810)	(763)
Net Industrial Debt	(337)	(369)	(353)	(192)	(370)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the twelve months ended
December 31,			December 31,
2019	2018		2019	2018
357	315	Cash flow from operating activities	1,306	934
(253)	(236)	Investments in property, plant and equipment and intangible assets	(706)	(639)
104	79	Free Cash Flow	600	295
(12)	(32)	Free Cash Flow from Financial Services Activities	(75)	(80)
116	111	Free Cash Flow from Industrial Activities(17)	675	375

[17]	Free Cash Flow from Industrial Activities for the three and twelve months ended December 31, 2018, include Euro 1 million of quick refund to shareholders due to eligibility for withholding exemption

On February 4, 2020, at 3.00 p.m. CET, management will hold a conference call to present the FY 2019 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group's website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977